United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number:  0-31983

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. 401(k) and Pension Plan
c/o Garmin International, Inc.
1200 East 151st Street
Olathe, KS 66062

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.
40/42 Vorstadt
8200 Schaffhausen
Switzerland

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Signature Page	16

Exhibits

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions, which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption. Schedules of loans, fixed income obligations, and leases in default or uncollectible are not presented, since such loans, fixed income obligations, or leases that are required to be listed in the respective schedule are not present.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Garmin International, Inc. 401(k) and Pension Plan
Olathe, Kansas

We have audited the accompanying statements of net assets available for benefits of the Garmin International, Inc. 401(k) and Pension Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas
June 28, 2011

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
Assets
Cash and cash equivalents	$3,118	$29,421

Investments:
Mutual funds	192,985,623	139,080,263
Stable value fund	7,917,518	5,681,832
Garmin employer stock	19,412,938	20,015,940
	220,316,079	164,778,035

Receivables:
Participant contributions	504,563	426,817
Employer contributions	642,753	568,543
Notes receivable from participants	2,758,376	2,230,323
Plan note receivable interest payments	4,114	3,713
Total receivables	3,909,806	3,229,396

Total Assets	224,229,003	168,036,852

Liabilities:
Excess contributions payable	-	182,122

Net assets reflecting all investments at fair value	224,229,003	167,854,730

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(286,172)	(170,624)

Net assets available for benefits	$223,942,831	$167,684,106

See accompanying notes.

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2010 and 2009

	2010	2009
Additions
Income:
Net appreciation in fair value of investments	$21,849,410	$36,357,949
Dividends and interest from investments	4,602,193	2,790,129
Interest on notes receivable from participants	115,297	102,121
Total income	26,566,900	39,250,199

Contributions:
Participant	15,281,087	13,110,674
Employer	17,704,116	16,547,741
Rollover	2,595,357	1,062,219
Total contributions	35,580,560	30,720,634

Total additions	62,147,460	69,970,833

Deductions
Benefits paid to participants	5,758,290	3,891,661
Fees	130,445	114,845

Total deductions	5,888,735	4,006,506

Net increase	56,258,725	65,964,327

Net assets available for benefits:
Beginning of year	167,684,106	101,719,779

End of year	$223,942,831	$167,684,106

See accompanying notes.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

1. Description of the Plan

The Garmin International, Inc. 401(k) and Pension Plan (the Plan) is a contributory defined contribution plan available to full-time employees of Garmin International, Inc. (the Company), a wholly owned subsidiary of Garmin Ltd.  Employees must be 21 years of age or older to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees of the Company are immediately able to make deferral contributions to the Plan.  Once eligible employees have completed three months of service with the Company, they begin receiving employer match and pension contributions on either January 1 or July 1 following fulfillment of the service requirement.  Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code (the Code) maximum limitations.  Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions.  The Company matches 75% of an employee’s contributions up to 10% of the employee’s compensation.

Participants become fully vested in employer matching contributions to the Plan after five years of continuous service.  The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service.

For the year ended December 31, 2009, the pension contribution was a 100% employer contribution equal to 5% of each eligible participant’s base salary.  Participants became fully vested in pension contributions and any other discretionary profit-sharing contributions after six years of continuous service.  The vesting percentages are as follows: 0% through two years of service, 20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years.

Effective January 1, 2010, the pension contribution was a 100% employer contribution equal to 2% of each eligible participant’s base salary.  Participant vesting for the 2% pension contribution are vested under the same percentages effective during 2009.  If a participant is not enrolled in the Plan, these contributions are invested in a default account in the participant’s name.

The nonvested portions of terminated participants’ account balances are forfeited, and such forfeitures serve to reduce future employer contributions and pay Plan administrative fees.  The Plan used $775,118 and $198,991 in forfeiture funds to reduce employer contributions in 2010 and 2009, respectively.  Additionally, the Plan used $93,686 and $74,877 in forfeitures to fund administrative fees in 2010 and 2009, respectively.  The Plan retained $133,981 and $397,729 in forfeitures in 2010 and 2009, respectively.

Certain other discretionary employer contributions to the Plan are at the sole discretion of the Company’s Board of Directors.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

1.  Description of the Plan (continued)

Effective January 1, 2007, the Plan adopted an amendment granting the participants the right to designate all or a portion of their elective deferrals as Roth Elective Deferrals and updated the vesting schedule for Non-Safe Harbor Non-Elective contributions.  For the year ended December 31, 2009, the Plan adopted an amendment intended as good faith compliance with the final regulations under Code §415 for defined contribution plans.  Additionally, the Company restated the Plan during 2010 because T. Rowe Price, the trust company holding the Plan’s assets,  completed a prototype document update as required by the Economic Growth Tax Reconciliation Relief Act of 2001 (EGTRRA).

Effective January 1, 2010, the Plan adopted an amendment permitting ADP Safe Harbor Contributions.  The Company made a mandatory ADP Safe Harbor Non-Elective Contribution of 3% of eligible employees’ compensation.  Employees’ compensation is defined in the Safe Harbor Code §415 Compensation.  To be eligible employees must be at least 21 years of age and have completed at least 3 months of service with the Company.  The contributions began on January 1 or July 1 following the completion of the service requirement. Participants are 100% vested in the Safe Harbor contributions at the time of eligibility.  The Safe Harbor contributions may not be distributed in the event of hardship or while in service if under 59 1/2 years of age. Participants are immediately 100% vested in the 3% safe harbor contribution.

During 2010, the Plan was amended for updates to the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART” Act).  This provides additional benefits to individuals who are absent from work due to duty in uniformed military service.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

Participants may borrow from the Plan in the form of a participant note receivable.  The note receivable is limited to the amount the participant may borrow without the note receivable being treated as a taxable distribution.  The note receivable and any outstanding note receivable balance may not be more than 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. pension contribution balances, or $50,000, whichever is less.  The vested account provides the security for the note receivable, and the participant’s account may not be used as security for a note receivable outside of the Plan. Additionally, notes receivable must be repaid with interest within five years from the date of the note receivable unless the note receivable is used to buy the participant’s principal residence.  The note receivable may be repaid before it is due.   Participant notes receivable are valued at their unpaid principal balance plus accrued but unpaid interest.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

1.  Description of the Plan (continued)

Upon termination of employment with the Company, participants have various options for receiving payment of their benefits.  If the participant’s balance is greater than $5,000 the participant may choose between a lump sum distribution or to receive payment in installments (monthly, quarterly, semi-annual or annual payments).  If the participant’s balance is less than $5,000 a lump sum distribution is required.  A lump sum distribution may be made in the form of a rollover IRA or cash.  If the participant’s balance is less than $1,000 the lump sum distribution must be in cash.

Although the Company has not expressed any intent to do so, it has the right under the plan provisions to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. 401(k) and Pension Plan. Copies of the Summary Plan Description are available from the plan administrator.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds and Garmin stock are valued at the closing price reported on the active market on which the individual securities are traded at year-end.  The fair value of the participation units in the common collective trust is based on quoted redemption values on the last business day of the Plan’s year-end.

As described in FASB ASC 962-205, investment contracts held by defined contribution plans are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust (T. Rowe Price Stable Value Fund), which is fully benefit-responsive.  As required by FASB ASC 962-205, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan's interest in the T. Rowe Price Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the T. Rowe Price Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

Fair Value Disclosures - In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for  Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan's financial statement disclosures.

Notes Receivable from Participants - In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans.  Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest.  The guidance, which must be applied retrospectively, is effective for fiscal years after December 15, 2010 with early adoption permitted.  The Plan adopted this guidance in its December 31, 2010 financial statements and has reclassified participant loans at December 31, 2009 from investments to notes receivable from participants. Net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

Reclassification

Certain items from the 2009 financial statements have been reclassified to conform to the 2010 presentation.

3. Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets is as follows:

	December 31
	2010	2009
Fair value as determined by quoted market price:
Garmin Ltd. Common Stock	$19,412,938	$20,015,940
Oakmark Equity and Income Fund	13,045,582	11,412,202
T. Rowe Price Growth Stock Fund	11,219,083	8,421,556
T. Rowe Price Retirement 2020 Fund	12,359,382	10,424,604
T. Rowe Price Retirement 2030 Fund	18,250,111	11,991,222
T. Rowe Price Retirement 2040 Fund	32,538,791	20,465,645
Vanguard Institutional Index Fund	12,227,444	9,467,799

The Plan’s investments were held by T. Rowe Price Trust Company at December 31, 2010 and 2009.  During 2010 and 2009, the Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated in fair value by $21,849,410 and $36,357,949, as presented in the following table:

	Years Ended December 31
	2010	2009
Garmin Ltd. Common Stock	$56,420	$6,623,197
Mutual Funds	21,792,990	29,734,752
	$21,849,410	$36,357,949

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

4. Fair Value Measurements

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1                 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                 Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009.

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Target Date Funds	$71,462,323	$-	$-	$71,462,323
Growth Funds	39,306,375	-	-	39,306,375
Value Funds	32,602,072	-	-	32,602,072
Moderate Funds	29,963,102	-	-	29,963,102
Bond Funds	10,512,779	-	-	10,512,779
Emerging Market Funds	6,502,516	-	-	6,502,516
REIT Funds	2,636,456	-	-	2,636,456
Stable Value Fund	-	7,917,518	-	7,917,518
Garmin Ltd. Common Stock	19,412,938	-	-	19,412,938
Total investments at fair value	$212,398,561	$7,917,518	$-	$220,316,079

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

4. Fair Value Measurements (continued)

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Target Date Funds	$46,306,008	$-	$-	$46,306,008
Growth Funds	28,463,295	-	-	28,463,295
Value Funds	26,318,045	-	-	26,318,045
Moderate Funds	23,768,518	-	-	23,768,518
Bond Funds	8,135,305	-	-	8,135,305
Emerging Market Funds	4,326,971	-	-	4,326,971
REIT Funds	1,762,121	-	-	1,762,121
Stable Value Fund	-	5,681,832	-	5,681,832
Garmin Ltd. Common Stock	20,015,940	-	-	20,015,940
Total investments at fair value	$159,096,203	$5,681,832	$-	$164,778,035

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2007-6 and Announcement 2001-77, the Company has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.  Although the Plan has been amended since receiving the opinion letter, the Plan Administrative Committee/Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Transactions with Parties-in-interest

The Company pays certain administrative costs and provides certain accounting and administrative services to the Plan for which no fees are charged.  Certain Plan investments are shares of mutual funds and units in a common collective trust managed by the Trustee of the Plan.  Fees paid by the Plan for administrative and recordkeeping services amounted to $33,150 and $20,000 for the years ended December 31, 2010 and 2009, respectively.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Excess Contributions Refundable

Contributions received from participants for 2009 are net of payments of $182,122 made in March 2010 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  At December 31, 2010 and 2009, $0 and $182,122, respectively, have been included in the Plan’s statements of net assets available for benefits as excess contributions payable.

9. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	Years Ended December 31,
	2010	2009
Net assets available for benefits per the financial statements	$223,942,831	$167,684,106
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	286,172	170,624
Differences in:
Investments	2,758,376	2,230,323
Notes receivable from participants	(2,758,376)	(2,230,323)
Net assets available for benefits per Schedule H of the Form 5500	$224,229,003	$167,854,730

9. Reconciliation of Financial Statements to Schedule H of Form 5500 (continued)

The following is a reconciliation of net increase per the financial statements for the years ended December 31, 2010 and 2009 to Form 5500:

	Years Ended December 31,
	2010	2009
Net increase per financial statements	$56,258,725	$65,964,327
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	115,548	208,040
Net increase per Schedule H of the Form 5500	$56,374,273	$66,172,367

10.  Subsequent Events

The Company monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.

Supplemental Schedule
GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)
December 31, 2010
EIN  48-1088407
Plan # 001

	Description	Number
	of	of Shares	Cost	Fair
Identity of Issuer	Investment	or Units	(1)	Value

Allianz NFJ Small Cap Value Index	Mutual Fund	47,300		$1,412,856

Columbia Acorn Fund	Mutual Fund	281,720		8,505,136

Garmin Ltd. Common Stock*	Company Stock	626,426		19,412,938

JP Morgan International Value Fund	Mutual Fund	296,065		3,985,041

Lazard Emerging Markets Portfolio	Mutual Fund	298,554		6,502,516

Oakmark Equity and Income Fund	Mutual Fund	470,281		13,045,582

Old Mutual Real Estate Fund	Mutual Fund	326,698		2,636,456

Oppenheimer International Growth Fund	Mutual Fund	222,478		6,207,139

PIMCO Total Return Institutional Fund	Mutual Fund	542,111		5,881,901

T. Rowe Price Equity Income Fund*	Mutual Fund	431,694		10,226,821

T. Rowe Price Growth Stock Fund*	Mutual Fund	348,961		11,219,083

T. Rowe Price Mid-Cap Growth Fund*	Mutual Fund	169,939		9,946,550

T. Rowe Price Mid-Cap Value Fund*	Mutual Fund	277,930		6,589,722

T. Rowe Price New Income Fund*	Mutual Fund	487,975		4,630,878

T. Rowe Price Prime Reserve Fund*	Mutual Fund	6,628,204		6,628,204

T. Rowe Price Retirement 2005 Fund*	Mutual Fund	3,891		44,124

T. Rowe Price Retirement 2010 Fund*	Mutual Fund	184,315		2,827,390

T. Rowe Price Retirement 2015 Fund*	Mutual Fund	59,640	709,119

T. Rowe Price Retirement 2020 Fund*	Mutual Fund	751,787	12,359,382

T. Rowe Price Retirement 2025 Fund*	Mutual Fund	88,343	1,063,653

T. Rowe Price Retirement 2030 Fund*	Mutual Fund	1,056,141	18,250,111

T. Rowe Price Retirement 2035 Fund*	Mutual Fund	84,416	1,032,408

T. Rowe Price Retirement 2040 Fund*	Mutual Fund	1,867,898	32,538,791

T. Rowe Price Retirement 2045 Fund*	Mutual Fund	80,947	939,792

T. Rowe Price Retirement 2050 Fund*	Mutual Fund	134,997	1,314,868

T. Rowe Price Retirement 2055 Fund*	Mutual Fund	39,739	382,685

T. Rowe Price Retirement Income Fund*	Mutual Fund	17,658	231,494

T. Rowe Price Small-Cap Value Fund*	Mutual Fund	104,053	3,759,428

T. Rowe Price Stable Value Fund*	Common Trust	7,631,346	7,917,518

Van Kampen Small Cap Growth	Mutual Fund	305,024	3,428,467

Vanguard Institutional Index Fund	Mutual Fund	106,316	12,227,444

Vanguard Mid Cap Index Signal Fund	Mutual Fund	91,831	2,671,367

Vanguard Small Cap Index Signal Fund	Mutual Fund	57,045	1,787,215

Participant Notes Receivable, interest rates
from 3.75% to 8.75%, maturities through	Participant Notes
August 23, 2040*	Receivable		2,758,376

Cash and cash equivalents	Cash	–	3,118

			$223,077,573

(1) Cost information was omitted for Plan assets which are participant directed.
*Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. 401(k) AND
PENSION PLAN

By	/s/ Kevin Rauckman
Kevin Rauckman
Chief Financial Officer
Garmin International, Inc.

Dated:  June 28, 2011